May 17, 2019

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Re: BANCFIRST CORP /OK/

Form 10-K for the Fiscal Year Ended December 31, 2018

10-K filed February 26, 2019

File No. 000-14384

Dear Mr. Irving:

BancFirst Corporation (the “Company”) appreciates the Division’s review and is pleased to respond to your letter dated April 26, 2019, concerning its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018 (the “Comment Letter”).

The Company’s response to the comment letter is noted below. The response is preceded by the Staff’s comment for reference.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements, page 51

1. Please revise future filings to include the disclosure requirements in ASC 606-10-50 in the Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

Response:

The adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, did not change the timing or amount of revenue we recognize. However, we will include the following paragraphs in future filings.

Revenue Recognition

In addition to lending and related activities, the Company offers various services to customers that generate revenue. Contract performance typically occurs in one year or less. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.

Sales of real estate

The bank generally will recognize the sale of a real estate property, along with any associated gain or loss, when control of the property transfers to the buyer.

Service and transaction fees on depository accounts

Customers often pay certain fees to the bank to access the cash on deposit including certain non-transactional fees such as account maintenance or dormancy fees, and certain transaction-based fees such as ATM, wire transfer, or foreign exchange fees. Revenue is recognized when the transactions occur or as services are performed over primarily monthly or quarterly periods. Payment is typically received in the period the transactions occur or, in some cases, within 90 days of the service period.

Interchange Fees

Interchange fees, or “swipe” fees, are charges that merchants pay to the processors who, in turn, share that revenue with us and other card-issuing banks for processing electronic payment transactions. Interchange represents the portion of the debit card transaction amount that the card issuer retains to compensate it for processing transactions and providing rewards. Interchange fees are settled and recognized on a daily or monthly basis.

Insurance

Insurance commissions are received on the sale of insurance products, and revenue is recognized upon the placement date of the insurance policies or when such commissions are received. Payment is normally received within the policy period. In addition to placement, the Company also provides insurance policy related risk management services. Revenue is recognized as these services are provided. Performance-based commissions are recognized when received or earlier when, upon consideration of past results and current conditions, the revenue is deemed not probable of reversal.

Trust

The Bank offers trust services and acts as executor, administrator, trustee, transfer agent and in various other fiduciary capacities. There are four basic types of fees that are included in the Trust Department income.  Administrative fees are assessed for managing trust accounts.  Shareholder fees are received in connection with holding specific fund share classes. In return for these services, the mutual fund (or its distributor or investment advisor) pays a fee to the bank. Oil and gas fees are assessed for management of Oil and Gas related activities.  There are also other types of fees charged on a one time basis such as those related to opening and closing trust accounts. We record trust fees on a monthly, quarterly, or annual basis based on the size of the asset being managed. Fees may be fixed or, where applicable, based on a percentage of transaction size or managed assets. These fees are recorded as revenue at the time the fee is billed, according to the agreement with the customer.

Thank you for your consideration in this matter. Please contact me at (405) 270-1003 should you require further information.

Very truly yours,

/s/ Kevin Lawrence

Kevin Lawrence, Executive Vice President and Chief Financial Officer

cc: David Harlow

      Chief Executive Officer, BancFirst Corporation